EXHIBIT 99.1

Electrovaya Presenting at the 2025 EXIM Bank Annual Conference

Electrovaya's CEO to Discuss Strengthening Domestic Manufacturing at the Annual Conference of Export-Import Bank of the United States(EXIM) in Washington DC

TORONTO, ONTARIO / ACCESS Newswire / April 16, 2025 / Electrovaya Inc. ("Electrovaya" or the "Company") (NASDAQ:ELVA)(TSX:ELVA), a leading lithium-ion battery technology and manufacturing company, announced that its CEO, Dr. Raj DasGupta will be participating in a panel discussion focused on Strengthening Domestic Manufacturing at the Export-Import Bank of the United States (EXIM) 2025 Annual Conference. The conference will be held on Tuesday April 29 and Wednesday April 30 at the Omni Shoreham Hotel in Washington, DC.

Electrovaya recently closed a direct loan in the amount of US$50.8 million from the Export-Import Bank of the United States ("EXIM") under the bank's ‘Make More in America' initiative. This financing will fund Electrovaya's battery manufacturing buildout in Jamestown, New York. Electrovaya has rapidly increasing demand for its products from a wide range of heavy duty and mission critical electrified applications, and it has been a priority of the Company to expand its manufacturing operations in the United States for these vital products. The Company's manufacturing facility in Jamestown is scheduled to produce Electrovaya's proprietary Infinity lithium-ion ceramic cells, which offer industry leading longevity and safety.

EXIM's 2025 Annual Conference brings together nearly 1000 attendees, including CEOs, investors, bankers, exporters, business executives, and government officials at the local, state, and federal levels.

Investor and Media Contact:

Jason Roy

VP, Corporate Development and Investor Relations

Electrovaya Inc.

905-855-4618 / jroy@electrovaya.com

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.

SOURCE: Electrovaya, Inc.